Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-157183

May 21, 2009

Term Sheet

Cardinal Financial Corporation

4,000,000 Shares of Common Stock

Issuer:	Cardinal Financial Corporation (the “Company”)

Exchange/Symbol:	Nasdaq Global Select Market/CFNL

Security:	Common stock, par value $1.00 per share

Offering:	4,000,000 shares of common stock

Option to purchase additional shares:	600,000 additional shares of common stock

Shares outstanding after the offering:	28,303,133 shares (28,903,133 shares if the option to purchase additional shares is exercised in full)(1)

Public Offering Price:	$7.75

Trade date:	May 21, 2009

Settlement and delivery date:	May 27, 2009

Underwriting discounts and commissions:	$0.465 per share; $1.86 million total ($2.14 million if option to purchase additional shares is exercised in full)

Proceeds to the Company, before expenses:	$7.285 per share; $29.1 million total ($33.5 million if option to purchase additional shares is exercised in full)

(1) The number of shares of common stock outstanding immediately after the closing of this offering is based on shares of common stock outstanding as of May 19, 2009. Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriter’s option to purchase additional shares, 171,158 shares of common stock issuable under our stock compensation plans, and 2,467,237 shares of common stock issuable upon exercise of outstanding options as of April 30, 2009.

Use of Proceeds:

The Company intends to use the net proceeds received from this offering for general corporate purposes, including to provide additional equity capital to Cardinal Bank, its principal banking subsidiary, to support the growth of the Company’s operations.

Lead Manager:	Raymond James & Associates, Inc. (the “Lead Manager”)

Co-Managers:	Sandler O’Neill & Partners, L.P. Davenport & Company LLC

Relationships:

The Lead Manager and its affiliates have provided, and may in the future provide, various investment banking, financial advisory and other financial services to the Company and its affiliates for which the Lead Manager has received, and in the future may receive, advisory or transaction fees, as applicable, plus out-of-pocket expenses of the nature and in amounts customary in the industry for these financial services. In addition to investment banking services that the Lead Manager provides from time to time, we have banking and brokerage transactions in the ordinary course of business with the Lead Manager and it affiliates. Currently, we have a $25 million line of credit from the Lead Manager for securities purchases, and an affiliate of the Lead Manager, provides us with certain securities brokerage services on a networking basis for the customers of Cardinal Wealth Services, Inc. It is expected that we will continue to use the Lead Manager and it affiliates for various services in the future.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting IDEA on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting Raymond James & Associates, Inc. toll free at 1-800-248-8863.